Exhibit 10.4

Tower One, Suite 580	Natural	telephone (720) 956-5300
1515 Arapahoe Street	Resource	facsimile (720) 956-5310
Denver, CO 80202	Group, Inc.	www.NRGINC.com
September 13, 2006

Mr. Jim McClendon
Ozark Ethanol, LLC
P.O. Box 43
Liberal, MO 64762

Subject:	Ozark Ethanol, LLC — Vernon County, Missouri
Environmental Permitting
Dear Mr. McClendon:
Natural Resource Group (NRG) appreciates the opportunity to assist Ozark Ethanol, LLC in providing environmental permitting and site preparation assistance. NRG understands the facility will be a 50 MMgal/year designed facility, producing 60 MMgal/year in Vernon County, Missouri. As such, this estimate has been divided into environmental permitting and other services.

Air Pollution Control Permit Application	$8,800
NRG will complete the required construction air permit application for the proposed ethanol plant, assuming that the total facility emissions will be below the Prevention of Significant Deterioration (PSD) and Part 70 major source thresholds (100 tons per year).
NRG will calculate emissions for a projected maximum ethanol production of 60 million-gallons/year using corn as the primary feedstock. The application will be completed on a mutually agreed upon schedule after receiving the necessary facility information. NRG will supply an information questionnaire concerning site-specific issues within one week of project authorization.
Ozark Ethanol, LLC will benefit from NRG’s experience and expertise providing air permitting services for over 70 ethanol plants. NRG has complete knowledge of dry mill ethanol plants, associated emission units and appropriate emission rates.
The scope of work and information necessary for preparing the air permit application are as follows:
(a)	Project Location and Description: NRG will require a project location map with a site layout diagram; preferably an electronic version.

(b)	Air Emission Source Descriptions & Emission Rates: All applicable emission unit specifications will be verified with the design engineering firm.

(b)	PSD Avoidance and Applicability Review: NRG will keep the facility minor with respect to PSD and Part 70. This proposal assumes emissions less than 99 tons per year for all the criteria pollutants and less than 10 tons per year of individual hazardous air pollutants (HAPs) or 25 tons per year HAPs in aggregate through the control equipment specified.

Ozark Ethanol, LLC Proposal
Mr. Jim McClendon

(c)	Non-PSD Air Permit Application: The application will review all the applicable regulatory requirements, including NSPS Subparts Dc/Db for boilers, Kb for tanks and VV for leak detection in the fermentation and distillation areas. NRG will prepare the application and all required forms. Compliance plan elements for emission units with monitoring, record-keeping and reporting requirements will be included.

(d)	Review of the Draft Permit and Negotiation of Permit Terms: There will likely be some follow-up response required to technical questions on the permit application. We have not included any follow-up costs beyond submittal of an administratively complete air application.

Air Dispersion Modeling	$14,500
NRG will prepare and submit an ambient air quality impact analysis protocol to MDNR for approval. It is expected that the modeling analysis will include the use of AERMOD for estimating offsite ground level ambient pollutant concentrations and demonstrating compliance with Class II PSD Increment thresholds. NRG assumes that the nearby source information and AERMOD ready meteorological data is available from DNR. Upon approval of the protocol, NRG will perform the required modeling and other analyses, prepare a report of the analyses and results and provide supporting data including electronic files.

Construction Notice of Intent and Stormwater Pollution Prevention Plan	$7,500
Since the disturbed site areas will be greater than 1 acre, the proposed projects require National Pollution Discharge Elimination System (NPDES) Construction Site Notice of Intent (NOI) submittals, and Stormwater Pollution Prevention Plans (SWPPP). Permits are obtained by submitting a construction site NOI form and receiving sign-off letters for threatened and endangered species and cultural resources from the MDNR. The cost of preparing these letters is included in the permit cost. The Phase II Stormwater rules, that regulate construction projects greater than one acre, also apply to the projects.

NPDES Discharge Permit Application	$6,500
The project will likely require an NPDES permit for some wastewater streams. NRG understands these water streams consist of non-process cooling water; such as: cooling tower blow-down, boiler blow-down, and possibly reverse osmosis reject or iron filter backwash, etc. These water streams are often of sufficient quality to be discharged to a surface water stream or river without treatment. A non-degradation review of the receiving stream may also be required depending on the characteristics of the wastewater and the discharge location. Costs associated with a non-degradation review are not included in this proposal, but will be provided.

Hydrogeologic Study	$5,000
According to the Missouri Department of Natural Resources Groundwater Section, the proposed area for the Ozark Ethanol Facility (Township 35 N and Range 32W in Vernon County) has groundwater of sufficient quantity to supply an ethanol plant of this scale. Groundwater in this region of Missouri is generally available from the upper portion of the Ozark Aquifer. Reportedly, water supply wells around the City of Nevada produce groundwater from Lower Ordovician to Upper Cambrian-age dolomitic formations including the Roubidoux Formation, Gasconade Dolomite, and Eminence Dolomites. Water production wells in the area are approximately 1,200 feet in depth, and produce water with high sodium chloride and particulate content. As a result, the local water municipality uses a reverse osmosis process to meet human drinking water quality standards. Water supply wells in the area are reported to range in productivity from 600 to 1,000 gallons per minute (gpm) depending on the variability of the lithology and stratigraphic fractures encountered in the well at depth.

Ozark Ethanol, LLC Proposal
Mr. Jim McClendon

Generally, a 50-million gallon per year ethanol plant will utilize approximately 250 to 500 gpm, depending on water quality.
NRG proposes to complete the following tasks relating to the evaluation of groundwater resources at the site:
•	Communicating with state regulators and local government units regarding any restrictions on water supply including well head protection areas;

•	Compiling drilling records for local and regional well systems to evaluate the potential yield of aquifers accessed;

•	Determining existing production well locations to assess potential well interference;

•	Compiling water chemistry records from local and regional production wells to determine the cost impact of appropriating water from aquifer systems with higher dissolved solids;

•	Assessing the public water supply system in Nevada, Missouri to determine yield, excess yield and water chemistry; and

•	Provide a hydrogeologic overview of the site so that a test/production well design can be completed. The well design will be used to obtain an engineering cost estimate from local area well drillers to complete the well.
Completing this work scope will take approximately two weeks from the date of your authorization.

Site Evaluation/Fatal Flaws Analysis (FFA)	$5,500
The FFA will include evaluation of several key permitting issues and review of existing data on the property. Any fatal flaws that may significantly impact potential environmental permitting will be identified. In consideration of the intended use for the properties as sites for proposed ethanol plants, the following additional review items will be performed:
•	a site visit;

•	reviewing local geologic and hydro geologic maps for the area;

•	documenting site history through aerial photographs, business directories, maps and other resources;

•	reviewing a regulatory database search to identify known or suspected contamination sites in the area that could potentially impact the site; and

•	preparing a report detailing any Recognized Environmental Conditions that might be identified, and our assessment of the significance of any Recognized Environmental Conditions.

•	review of published soil surveys

•	review of published wetland information

•	evaluate water source options, (i.e. groundwater, municipal, surface and/or pipeline)

•	evaluate water discharge options

•	review of attainment status and any large neighboring air emission sources

•	review of air toxics emissions and potential air emission risk analysis (AERA) concerns, if applicable

•	review of fuel source availability

•	review of needed transportation construction and existing modifications for rail, and roads

•	review facility’s potential to be permitted as a synthetic minor source, assuming that the total facility emissions will be below the Prevention of Significant Deterioration (PSD) and Part 70 major source thresholds (100 tons per year) or other applicable thresholds in non-attainment areas, initially. When the total facility emissions will exceed 100 tons per year for any criteria pollutant, the facility will require a PSD permit. Federal Class I areas such as National Parks, Wildlife Refuges and Indian Reservation locations will be noted and evaluated for impact to air dispersion modeling.

Ozark Ethanol, LLC Proposal
Mr. Jim McClendon

The scope of work for the regulatory review includes:
Air
The air regulatory applicability will involve a review of the local, state and federal air permit rules related to fuel ethanol production facilities, review of the air dispersion modeling data for existing sources at and surrounding the proposed site and confirmation of attainment status. Any existing air permits for operations at the site will be obtained and reviewed. The review will include a summary of the steps needed for obtaining an air permit to construct for a gas fired synthetic minor plant.
Property
The property evaluation will include review of the existing facility site layout and the proposed ethanol site related to the any existing facilities based on the analytical data provided to NRG. NRG will perform a cursory review of existing soils and ground water data for contamination. This review will identify the known and suspect areas of on-site contamination and remediation activities. The review will evaluate the potential that the ethanol plant site is separated from the contamination and remediation activities with the available data.
Environmental Review and Permit Applicability
NRG will determine all federal, state and local environment laws and regulations that apply to an identified ethanol plant project. If environmental review is required, NRG will determine and report to Ozark Ethanol all environmental permits needed for the ethanol plant project and will perform a “fatal flaws analysis.” Identification of any significant fatal flaw will be documented and communicated to Ozark Ethanol immediately in writing, allowing Ozark Ethanol to determine whether to move on to another site with no additional work. The report will include the specific federal, state and local regulations that apply to the specific project and the proposed site.
We also agree to assist in preparing any amendment or supplement to the permit as is required with respect to our environmental analysis on a timely basis. In addition, we will work with the engineering and construction firms to ensure that permit requirements are incorporated into the plant design and construction.

Phase I Environmental Site Assessment (ESA)	$3,000
The ESA will be conducted in general conformance with the scope and limitations of ASTM E1527-00. This price assumes completing the ESA in concurrence with the FFA.
Table 1 Proposed Vernon County Ethanol Facility
Environmental Permitting Work

		Completion	Authorization
Task Description	Cost	Date	Initials
Air Permit Application	$8,800	6 weeks *
Air Dispersion Modeling	$14,500	6 weeks *
Construction Notice of Intent & SWPPP	$7,500	6 weeks *
NPDES Discharge Permit Application	$6,500	TBD
Hydrogeologic Study	$5,000
Site Evaluation/Fatal Flaws Analysis	$5,500
Phase I Environmental Site Assessment	$3,000
Geotechnical Soils Screening	Pending Receipt of Bid from Subcontractor

Ozark Ethanol, LLC Proposal
Mr. Jim McClendon

		Completion	Authorization
Task Description	Cost	Date	Initials
Site Survey/Topo	Pending Receipt of Bid from Subcontractor
Travel Costs and Meetings	Reasonable Travel Costs

Total	$50,800	—
Please note that this proposal does not include follow-up correspondence beyond minor clarification with the MDNR after submission of each application/document. Significant technical follow-up and meetings with the MDNR are not included in these costs. We do recommend a meeting with MDNR to discuss the environmental permitting requirements. This meeting will be beneficial to Ozark Ethanol, LLC’s permit review time as well as starting out on a good note with a demonstration of attention to environmental compliance. Travel costs and meeting time are not included in this proposal. A cost estimate will be provided upon request, or billed on a time and materials basis as authorized.
If authorized to complete the work, NRG could start the project within 3 weeks of approval. We look forward to working with you on this project. Please indicate your acceptance of this proposal by signing the authorization below and initialing each of the projects in the table that you wish to have NRG complete at this time. Initialing is not required if all tasks are authorized. Please forward a copy of the signed proposal to our office.

Sincerely,

Natural Resource Group, Inc.	Signed Authorization:

/s/ Paul R. Book	/s/ Jim McClendon

Paul R. Book, PhD, PG
Principal	Mr. Jim McClendon

Date: 9-19-06

CC: Boyd Ruppelt, BBI

AGREEMENT FOR PROFESSIONAL SERVICES
(Ozark Ethanol, LLC)

DATE:	September 13, 2006

PARTIES:	Natural Resource Group, Inc., a corporation organized under and pursuant to the laws of the State of Minnesota (hereinafter “NRG”)

Ozark Ethanol, LLC, a corporation organized under and pursuant to the laws of the State of Missouri (hereinafter “Client”)
In consideration of the mutual covenants and agreements hereinafter contained, and intending to be bound legally thereby, it is agreed as follows:
1. Services. During the term of this Agreement, NRG will provide professional environmental services (hereinafter “Services”) at the request of Client pursuant to work orders (hereinafter “Order” if singular and “Orders” if plural) from Client, which Order or Orders cumulatively become part of this Agreement as Exhibit A. Each Order will set forth specifically the Services requested and the charges for the Services.
NRG will be responsible for obtaining any local, state, or federal licenses or permits needed to perform the Services under this Agreement. NRG will obtain landowner permission to enter private property as needed to perform the Services under this Agreement.
Unless directed otherwise, materials specifically required by regulatory agencies will be submitted by NRG to Client, and Client then will submit the materials to the appropriate agency.
2. No Assignment. No part of this Agreement will be assigned by NRG without the written approval of Client.
3. Term; Termination. The term of this Agreement shall be from the date of this Agreement until terminated in accordance with the provisions of this Agreement. This Agreement may be terminated by either party upon seven (7) days written notice to the other party. Upon such termination, Client will pay NRG in accordance with Paragraph 4 the charges for all Services performed and expenses incurred hereunder up to the date of such termination.
4. Payment. Payment will be made by Client to NRG pursuant to monthly invoices itemizing the Services performed. All NRG invoices will be paid within thirty (30) days following receipt by Client.
5. Insurance. NRG will purchase and maintain such professional liability and other insurance as is appropriate for the Services being performed and furnished.
The insurance required by this Paragraph 5 shall include the specific coverages and be written for not less than the limits of liability and coverages as hereinafter provided, or required by law, whichever is greater:
a.	Workers’ compensation insurance for the statutory limits and Employer’s Liability Limits of $1,000,000. Each Accident: $1,000,000, Disease-Policy Limit and $1,000,000. Disease-Each employee.

b.	Commercial General liability insurance, including bodily injury, property damage and personal injury/advertising injury, with limits of not less than $1,000,000 for each occurrence, $2,000,000 general aggregate and $2,000,000, products & completed operations aggregate.

c.	Comprehensive Automobile Liability insurance with combined single limit of $1,000,000.

d.	Professional liability including Pollution Incident Liability Coverage with limits of $1,000,000 per claim/aggregate.
Certificates for all such policies of insurance shall be provided to the Client upon written request. Certificates shall contain a provision that the coverage afforded will not be canceled, or non-renewed without at least thirty (30) days prior written notice has been given to Client. All such insurance shall remain in effect during the term of this Agreement.
6. Indemnification/Limitation of Liability. Subject to any limitations stated in this Agreement, NRG will indemnify and hold harmless Client, its officers, directors, employees, agents and representatives, from and against liability for all claims, losses, damages and expenses, including reasonable attorneys fees, to the extent they are caused by a negligent act, error, or omission of NRG or any of its officers, directors, employees, agents, subcontractors or anyone else for whom NRG is legally responsible. NRG will not be responsible for any loss, damage, or liability arising from any contributing negligent acts by Client, its officers, directors, employees, agents, subcontractors or anyone else from whom Client is legally responsible. Neither party will be responsible to the other for consequential damages including, but not limited to, loss of profit, loss of investment or business interruption. Client will seek recourse only against NRG and not against its employees, officers, directors or shareholders. NRG’s limit of liability due to breach of contract, warranty, or negligent acts, errors or omissions of NRG shall be Fifty Thousand & 00/100 Dollars ($50,000.00) or the fee paid to NRG under this Agreement, whichever is greater.
7. Hazardous Substances/Hazardous Waste. Client represents that if Client knows or has reason to suspect that hazardous substances, pollution or contamination may exist at any site where NRG is to perform Services for Client (“project site”), Client has fully informed NRG in writing. In the event NRG encounters hazardous substances, pollution or contamination beyond that disclosed by Client to NRG in writing, NRG may suspend its Services or terminate this Agreement. Client acknowledges that NRG has no responsibility as a generator, treater, storer, or disposer of hazardous or toxic substances found or identified at a project site. Client will defend, indemnify, and hold harmless NRG from any claim or liability arising out of NRG’s performance of Services under this Agreement and made or brought against NRG for any actual or threatened environmental pollution or contamination except to the extent that NRG has negligently caused or contributed to any such pollution or contamination. This indemnification includes reasonable attorney fees and expenses incurred by NRG in defense of such claim.

8. Sample Ownership. All samples and cuttings of materials containing hazardous contaminants are the property and responsibility of Client. Removal of cuttings from the project site will remain the obligation of Client. Absent direction from Client, NRG may return all contaminated samples and laboratory byproducts to Client for proper disposal or treatment.
9. Buried Utilities. In those situations where NRG performs subsurface exploration, Client, to the extent of its knowledge, will furnish to NRG information identifying the type and location of utilities and other man-made objects beneath the surface of the project site. NRG will take reasonable precautions to avoid damaging these utilities or objects. Prior to penetrating the project site’s surface, NRG will furnish Client a plan indicating the locations intended for penetration. Client will approve the location of these penetrations and authorize NRG to proceed.
10. Standard of Care. All work performed under the terms of this Agreement by NRG will meet or exceed the care and skill exercised by reputable members of its profession practicing under similar circumstances at the same time and in the same locality.
11. Confidentiality. All information related to the Orders and the Services pursuant to this Agreement will remain confidential. NRG will not divulge to anyone communication (or part or substance thereof) received from or given to Client in connection with NRG’s Services pursuant to this Agreement, except: (a) at the express and specific direction of Client; or (b) in compliance with the final order of a court of appropriate jurisdiction or of an administrative body of appropriate jurisdiction; or (c) as may be required by applicable rule, regulation, ordinance or law. Upon termination of this Agreement, NRG, if requested, will return to Client all maps, books, or other information or materials supplied by Client to facilitate the Services.
12. Headings. The various headings in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any section or provision hereof.
13. Attorneys’ Fees. In the event either party shall be successful in any suit for damages for breach of this Agreement, including nonpayment of invoices, or to enforce this Agreement or to enjoin the other party from violating this Agreement, such party shall be entitled to recover as part of its damages its reasonable legal costs and expenses for bringing and maintaining any such action.
14. Waiver of Terms and Conditions. The failure of either party in any one or more instances to enforce one or more of the terms or conditions of this Agreement or to exercise any right or privilege in this Agreement, or the waiver by either party of any breach of the terms or conditions of this Agreement, shall not be construed as thereafter waiving any such terms, conditions, rights, or privileges, and the same shall continue and remain in force and effect as if no such failure to enforce had occurred.
15. Governing Law. This Agreement shall be deemed to be an Agreement made under the laws of the State of Minnesota, and for all purposes it, plus any related or supplemental exhibits, schedules, documents, or notices, shall be construed in accordance with and governed by the laws of such state.
16. Construction. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement or any related document shall be invalid under applicable law, such provision shall be ineffective only to the extent of such invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement or such related document.
17. Survival. All express representations, indemnifications, or limitations of liability included in this Agreement will survive its completion or termination for any reason and NRG’s completion of the Services contemplated herein.
18. Notices. All notices given with respect to this Agreement shall be in writing to the parties at their respective addresses as shown in this Agreement.
19. Entire Agreement. This Agreement together with its Exhibit A constitutes and expresses the entire agreement and understanding between the parties hereto, and all previous discussions, promises, representations, and understandings between the parties hereto are merged herein.
The parties hereto have caused this Agreement to be appropriately executed as of the day and year first above written.

NATURAL RESOURCE GROUP, INC.		OZARK ETHANOL, LLC

By:	/s/ Paul Book/	By:	/s/ Jim McClendon/
Its:	Principal	Its:	President
Date:		Date:
1000 IDS Center		P.O. Box 43
80 South Eighth Street		Liberal, MO 64762
Minneapolis, MN 55402
Attn:	Paul Book	Attn:	Jim McClendon
Phone:	(612) 339-4779	Phone:	417-843-4191
Fax:	(612) 347-6780	E-mail:	jmcc@mobil1.net

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